U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25                   SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING               0-19516
                                                                  CUSIP NUMBER
                                                                   86769K 10 5

(Check One):  [x] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
                    [  ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

              For Period  Ended:  March 31, 1997
              [ ]  Transition  Report on Form 10-K
              [ ]  Transition  Report on Form 20-F
              [ ]  Transition Report  on Form 11-K
              [ ]  Transition  Report on Form 10-Q
              [ ]  Transition  Report on Form  N-SAR For the  Transition  Period
                   Ended: ___________
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant    Sunrise Resources, Inc.


Former Name if Applicable

Address of Principal Executive Office (Street and Number)
                        5500 Wayzata Boulevard, Suite 725

 City, State and Zip Code  Golden Valley, MN  55416
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 PART II - RULES 12b-25(b) AND (c)
 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a)      The reasons described in reasonable detail in Part III of
                      this  form  could  not  be eliminated without unreasonable effort or expense;
 [X]         (b)      The subject annual report, semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             c)       The  accountant's  statement or  other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.
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 PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
                                See Attachment.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    John F. Wurm                      612                 347-7127
      (Name)                       (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                     [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Sunrise Resources, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  June 30, 1997                 By /s/ Errol F. Carlstrom
                                        Errol F. Carlstrom, President and
                                        Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter). 553268

                                   ATTACHMENT
                                       TO
                                   FORM 12b-25
                                       FOR
                             SUNRISE RESOURCES, INC.


     The Company is not in a position to file its Form 10-K for the year ended March 31, 1997 on a timely basis, and even with unusual effort and substantial expense, the Company would not be in a position to file its 10-K on a timely basis and fulfill its disclosure obligations satisfactorily. The Board of Directors recently determined to take additional reserves of $6,600,000 on certain loans and leases which had been consummated primarily in 1994 and 1995.

     In addition, on June 25, 1997, the arbitrator of an arbitration action brought by an affiliate of the Company arising out of the February 1995 merger of the Company and the affiliate, issued the final piece of his arbitration award. The Company needs the additional time to ensure that its complex financial and business disclosures are current, accurate and complete.